Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries of Maravai LifeSciences Holdings, Inc.

Maravai Topco Holdings, LLC (Delaware)

Subsidiaries of Maravai Topco Holdings, LLC

Maravai Intermediate Holdings, LLC (Delaware)

Subsidiaries of Maravai Intermediate Holdings, LLC

TriLink Biotechnologies, LLC (Delaware)

Glen Research, LLC (Delaware)

Vector Laboratories, Inc. (California)

MockV Solutions, Inc. (Maryland)

Cygnus Technologies, LLC (Delaware)